UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Securities Purchase Agreement with an Investor

On November 17, 2023, Baosheng Media Group Holdings Limited., a Cayman Islands exempted company (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with an investor (the “Investor”), pursuant to which the Company will issue to the Investor senior convertible promissory notes, in an original principal amount of not more than US$42,000,000 (the “Notes”), convertible into the Company’s ordinary shares, par value $0.0096 per share (the “Conversion Shares”). The Company expects to issue the Notes to the Investor pursuant to the Purchase Agreement in December 2023.

Once issued, all outstanding principal and accrued interest on the Note will become due and payable 12 months following the effective date of the Notes. The Company may prepay all or a portion of the Notes at any time by paying 110% of the outstanding principal balance elected for pre-payment. Under the Purchase Agreement, while the Notes are outstanding, the Company agrees to keep adequate public information available and maintain its Nasdaq listing. Upon the occurrence of a Trigger Event (as defined in the Notes), the Investor shall have the right to accelerate the Notes by written notice and increase the interest rate of the Notes from 3% per annum to the lesser of 10% per annum or the maximum rate permitted under applicable law.

The issuance of the Notes was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended. The foregoing descriptions of the Purchase Agreement and the Notes are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Forms of Purchase Agreement and the Notes, which are attached hereto as Exhibits 10.1 and 10.2, respectively.

EXHIBIT INDEX

Number	Description of Exhibit
10.1	Form of Securities Purchase Agreement
10.2	Form of Convertible Promissory Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

Date: November 27, 2023	By:	/s/ Shasha Mi
	Name:	Shasha Mi
	Title:	Chief Executive Officer